UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 15
CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-09741
Inamed Corporation

(Exact name of registrant as specified in its charter)
5540 Ekwill Street, Santa Barbara, California 93111 (805) 683-6761

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(and the associated preferred stock purchase rights)

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☑	Rule 12h-3(b)(1)(i) ☑
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐
     Approximate number of holders of record as of the certification or notice date:      1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Inamed Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 23, 2006	By:	/s/ Matthew J. Maletta
		Name:	Matthew J. Maletta
		Title:	Assistant Secretary